FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

April 5, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

April 5, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) ("Grandview Gold" or the “Company”) announced today that it issued effective April 3, 2006 an aggregate of 600,000 options to the Directors of the Company with such options being exercisable until April 3, 2011 at an exercise price of $1.80.

Item 5.	Full Description of Material Change

April 5, 2006 - Toronto, Ontario – Grandview Gold Inc. (TSX:GVX) ("Grandview Gold" or the “Company”) announced today that it issued effective April 3, 2006 an aggregate of 600,000 options to the Directors of the Company with such options being exercisable until April 3, 2011 at an exercise price of $1.80.

Grandview Gold Inc. is a gold exploration company, listed on the Toronto Stock Exchange under the symbol “GVX”. Grandview Gold focuses on creating value for shareholders by exploring and developing high-grade gold properties in the major gold camps of North America. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Grandview Gold Inc.

Raymond Pecoskie
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 6th day of April 2006.

Grandview Gold Inc.

"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

Grandview Gold Inc.